UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2005

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

TK House

Bayside Executive Park

West Bay Street & Blake Road

P.O. Box AP-59212, Nassau, Bahamas

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	X	Form 40- F

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes	No	X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes	No	X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ ]

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2005

ITEM 1 -	FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Teekay Shipping Corporation

We have reviewed the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of March 31, 2005 and the related consolidated statements of income and cash flows for the three months ended March 31, 2005 and 2004. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended, and the related schedule as of and for the year ended December 31, 2004 (not presented herein) and in our report dated February 18, 2005, we expressed an unqualified opinion on those consolidated financial statements and related schedule when considered in relation to the financial statements taken as a whole. In our opinion, the information set forth in the consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
April 22, 2005	Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except share and per share amounts)

	Three Months Ended March 31,
	2005	2004
	$	$
	(unaudited)
VOYAGE REVENUES	517,411	551,451
OPERATING EXPENSES
Voyage expenses	98,529	103,884
Vessel operating expenses	54,440	48,912
Time-charter hire expense	108,582	108,665
Depreciation and amortization	54,083	53,614
General and administrative	33,698	27,625
Gain on sale of vessels (note 10)	(101,853)	(603)
Restructuring charge	-	762
Total operating expenses	247,479	342,859
Income from vessel operations	269,932	208,592
OTHER ITEMS
Interest expense	(37,697)	(21,563)
Interest income	8,230	1,254
Equity income from joint ventures	2,827	1,836
Foreign exchange gain (loss)	25,874	(864)
Other - net (note 11)	9,880	(246)
Total other items	9,114	(19,583)
Net income (note 12)	279,046	189,009

Earnings per common share (note 14)
- Basic	3.41	2.32
- Diluted	3.19	2.18
Weighted-average number of common shares
- Basic	81,712,320	81,620,792
- Diluted	87,467,141	86,522,164

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at March 31, 2005 $	As at December 31, 2004 $
	(unaudited)
ASSETS
CurrentCash and cash equivalents (note 6)	554,315	427,037
Restricted cash (note 7)	99,049	96,087
Accounts receivable	158,067	210,089
Vessels held for sale (note 10 )	66,214	129,952
Net investment in direct financing leases - current	14,248	-
Prepaid expenses and other assets	70,151	54,717
Total current assets	962,044	917,882
Restricted cash (note 7)	331,273	352,725
Vessels and equipment (note 6) At cost, less accumulated depreciation of $737,726 (December 31, 2004 - $960,597)	2,511,180	2,613,379
Vessels under capital leases, at cost, less accumulated depreciation of $17,177 (December 31, 2004 - $11,047) (note 7)	659,651	665,331
Advances on newbuilding contracts (note 9)	207,435	252,577
Total vessels and equipment	3,378,266	3,531,287
Net investment in direct financing leases	98,909	109,215
Investment in joint ventures	58,791	59,637
Other assets	82,512	85,893
Intangible assets – net (note 4)	270,964	277,511
Goodwill (note 4)	169,590	169,590
	5,352,349	5,503,740
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	51,754	61,607
Accrued liabilities	112,402	144,415
Current portion of long-term debt (note 6)	61,567	119,453
Current obligation under capital leases (note 7)	86,107	88,934
Total current liabilities	311,830	414,409
Long-term debt (note 6)	1,776,322	1,988,551
Obligation under capital leases (note 7)	534,056	547,607
Other long-term liabilities	249,765	301,091
Total liabilities	2,871,973	3,251,658
Commitments and contingencies (notes 7, 9 and 13)
Minority interest	16,050	14,724
Stockholders’ equity Capital stock (note 8)	531,350	534,938
Retained earnings	1,969,098	1,758,552
Accumulated other comprehensive loss (note 13)	(36,122)	(56,132)
Total stockholders’ equity	2,464,326	2,237,358
Total liabilities and stockholders’ equity	5,352,349	5,503,740

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2005	2004
	$	$
	(unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	279,046	189,009
Non-cash items:
Depreciation and amortization	54,083	53,614
Gain on sale of vessels	(101,853)	(603)
Gain on sale of marketable securities	-	(873)
Equity income (net of dividends received: March 31, 2005 – $4,154; March 31, 2004 – $857)	1,327	(979)
Income taxes	(13,898)	2,149
Unrealized foreign exchange (gain) loss and other – net	(34,991)	(3,848)
Change in non-cash working capital items related to operating activities	(5,471)	(25,346)
Expenditures for drydocking	(4,498)	(7,931)
Net operating cash flow	173,745	205,192
FINANCING ACTIVITIES
Proceeds from long-term debt	157,817	413,800
Capitalized loan costs	(283)	(202)
Scheduled repayments of long-term debt	(49,078)	(52,332)
Prepayments of long-term debt	(357,588)	(428,170)
Repayments of capital lease obligations	(1,956)	(275)
Decrease in restricted cash	3,247	770
Issuance of common stock upon exercise of stock options	6,660	17,294
Repurchase of common stock	(67,618)	-
Cash dividends paid	(11,290)	(10,170)
Net financing cash flow	(320,089)	(59,285)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(61,587)	(93,829)
Proceeds from sale of vessels and equipment	339,801	-
Proceeds from sale of marketable securities	-	5,764
Deposit for purchase of Teekay Shipping Spain S.L. (note 3)	-	(30,183)
Net investment in direct financing leases	(4,592)	(15,934)
Net investing cash flow	273,622	(134,182)
Increase in cash and cash equivalents	127,278	11,725
Cash and cash equivalents, beginning of the period	427,037	292,284
Cash and cash equivalents, end of the period	554,315	304,009

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

(Information as at March 31, 2005 and for the Three-Month Periods

Ended March 31, 2005 and 2004 is unaudited)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Teekay Shipping Corporation (“Teekay”), which is incorporated under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (the “Company”). Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2004. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of those for a full fiscal year.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

2.	Segment Reporting

The Company has three reportable segments: its spot tanker segment, its fixed-rate tanker segment, and its fixed-rate liquid natural gas (“LNG”) segment. The Company’s spot tanker segment consists of conventional crude oil tankers and product carriers operating in the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or on short-term fixed-rate contracts. The Company considers contracts that have an original term of less than three years in duration to be short-term. The Company’s fixed-rate tanker segment consists of shuttle tankers, floating storage and offtake vessels, liquid petroleum gas carriers and conventional crude oil and product tankers subject to long-term, fixed-rate time-charter contracts or contracts of affreightment. The Company’s fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time-charter contracts. The Company had no LNG operations prior to the acquisition of Teekay Shipping Spain S.L. (“Teekay Spain”) on April 30, 2004 (see Note 3). Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables present results for these segments for the three months ended March 31, 2005 and 2004.

Three-months ended March 31, 2005	Spot Tanker Segment $	Fixed-Rate Tanker Segment $	Fixed-RateLNG Segment $	Total $

Voyage revenues – external	320,984	172,162	24,265	517,411
Voyage expenses	84,196	14,285	48	98,529
Vessel operating expenses	17,807	32,290	4,343	54,440
Time-charter hire expense	66,216	42,366	-	108,582
Depreciation and amortization	15,866	30,695	7,522	54,083
General and administrative (1)	18,325	12,433	2,940	33,698
Gain on sale of vessels	(96,969)	(4,884)	-	(101,853)
Income from vessel operations	215,543	44,977	9,412	269,932

Voyage revenues – intersegment	-	1,133	-	1,133
Total assets at March 31, 2005	966,559	2,008,725	1,498,015	4,473,299

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

(Information as at March 31, 2005 and for the Three-Month Periods

Ended March 31, 2005 and 2004 is unaudited)

Three months ended March 31, 2004	Spot Tanker Segment $	Fixed-Rate Tanker Segment $	Fixed-Rate LNG Segment $	Total $

Voyage revenues – external	375,856	175,595	-	551,451
Voyage expenses	87,775	16,109	-	103,884
Vessel operating expenses	23,453	25,459	-	48,912
Time-charter hire expense	59,555	49,110	-	108,665
Depreciation and amortization	24,886	28,728	-	53,614
General and administrative (1)	13,018	14,607	-	27,625
Gain on sale of vessels	(603)	-	-	(603)
Restructuring charge	762	-	-	762
Income from vessel operations	167,010	41,582	-	208,592

Voyage revenues – intersegment	-	1,145	-	1,145
Total assets at March 31, 2004	1,151,623	1,843,803	-	2,995,426

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to amounts presented in the consolidated balance sheet is as follows:

	As at March 31, 2005 $	As at December 31, 2004 $

Total assets of all segments	4,473,299	4,717,184
Cash and restricted cash	561,175	428,437
Accounts receivable and other assets	317,875	358,119
Consolidated total assets	5,352,349	5,503,740

3.	Acquisition of Teekay Shipping Spain S.L.

On April 30, 2004, the Company acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries and renamed it Teekay Shipping Spain S.L. Teekay Spain engages in the marine transportation of crude oil and LNG. The Company acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. Management believes the acquisition of the Teekay Spain business has provided the Company with a strategic platform from which to expand its presence in the LNG shipping sector and immediate access to reputable LNG operations. The Company anticipates this will benefit it when bidding on future LNG projects. These benefits contributed to the recognition of goodwill. In the transaction, Teekay also entered into an agreement with an entity controlled by the former controlling shareholder of Teekay Spain to establish a 50/50 joint venture that will pursue new business in the oil and gas shipping sectors that relate only to the Spanish market or are led by Spanish entities or entities controlled by a Spanish company. Teekay Spain’s results of operations have been consolidated with the Company’s results commencing May 1, 2004.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

(Information as at March 31, 2005 and for the Three-Month Periods

Ended March 31, 2005 and 2004 is unaudited)

As at March 31, 2005, the Company’s LNG fleet consisted of four LNG vessels. All four vessels were contracted under long-term, fixed-rate time charters to major Spanish energy companies. As at March 31, 2005, Teekay Spain’s conventional crude oil tanker fleet consisted of five Suezmax tankers and one newbuilding scheduled for delivery in 2005. Four Suezmax tankers and the newbuilding are contracted under long-term, fixed-rate time charters with a major Spanish oil company.

The following table summarizes the fair value of the assets acquired and liabilities assumed by the Company at April 30, 2004, the date of the Teekay Spain acquisition.

As at April 30, 2004 $

ASSETS
Cash, cash equivalents and short-term restricted cash	85,092
Other current assets	7,415
Vessels and equipment	821,939
Restricted cash – long term	311,664
Other assets – long-term	15,355
Intangible assets subject to amortization: Time-charter contracts (weighted-average useful life of 19.2 years)	183,052
Goodwill ($3.6 million fixed-rate tanker segment and $35.7 million fixed- rate LNG segment)	39,279
Total assets acquired	1,463,796
LIABILITIES
Current liabilities	98,428
Long-term debt	668,733
Obligations under capital leases	311,011
Other long-term liabilities	87,439
Total liabilities assumed	1,165,611
Net assets acquired (cash consideration)	298,185

The following table shows comparative summarized consolidated pro forma financial information for the Company for the three months ended March 31, 2004, giving effect to the acquisition of 100% of the outstanding shares in Teekay Spain as if it had taken place on January 1, 2004:

Pro Forma
Three Months Ended
March 31, 2004
$

Voyage revenues	581,990
Net income (1)	204,888
Earnings per share
- Basic	2.51
- Diluted	2.37

(1) The results of Teekay Spain for the three months ended March 31, 2004 included foreign exchange gains of approximately $12.1 million. Substantially all of these foreign exchange gains were unrealized.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

(Information as at March 31, 2005 and for the Three-Month Periods

Ended March 31, 2005 and 2004 is unaudited)

4.	Goodwill and Intangible Assets

There were no changes in the carrying amount of goodwill during the three months ended March 31, 2005 for the Company’s reporting segments.

	Spot Tanker Segment $	Fixed-Rate Tanker Segment $	Fixed-Rate LNG Segment $	Other $	Total $
Balance as of March 31, 2005	-	132,223	35,631	1,736	169,590

As at March 31, 2005, intangible assets consisted of:

	Weighted- Average Amortization Period (years)	Gross Carrying Amount $	Accumulated Amortization $	Net Carrying Amount $
Contracts of affreightment	10.2	124,250	(34,820)	89,430
Time-charter contracts	19.2	182,552	(6,427)	176,125
Intellectual property	7.0	7,701	(2,292)	5,409
	15.4	314,503	(43,539)	270,964

Aggregate amortization expense of intangible assets for the three months ended March 31, 2005 and 2004 was approximately $6.3 million and $4.8 million, respectively. Amortization of intangible assets for the next five fiscal years is expected to be $18.7 million (remainder of 2005), $22.3 million (2006), $21.3 million (2007), $20.3 million (2008), $19.3 million (2009) and $169.1 million (thereafter).

5.	Cash Flows

Cash interest paid by the Company during the three months ended March 31, 2005 and 2004 totaled approximately $47.4 million and $38.3 million, respectively.

6.	Long-Term Debt
	March 31,	December 31,
	2005	2004
	$	$
Revolving Credit Facilities	370,000	530,000
First Preferred Ship Mortgage Notes (8.32%)	-	50,906
Premium Equity Participating Security Units (7.25%) due May 18, 2006	143,750	143,750
Senior Notes (8.875%) due July 15, 2011	351,471	351,530
USD denominated Term Loans due through 2022	553,555	588,080
EURO denominated Term Loans due through 2023	419,113	443,738
	1,837,889	2,108,004
Less current portion	61,567	119,453
	1,776,322	1,988,551

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

(Information as at March 31, 2005 and for the Three-Month Periods

Ended March 31, 2005 and 2004 is unaudited)

As at March 31, 2005, the Company had eight long-term revolving credit facilities (the “Revolvers”) available, which, as at such date, provided for borrowings of up to $1,219.8 million, of which $849.8 million was undrawn. The amount available under the Revolvers reduces by $73.9 million (2005), $121.1 million (2006), $122.4 million (2007), $412.7 million (2008), $39.4 million (2009) and $450.3 million (thereafter). All of the Revolvers are collateralized by first priority mortgages granted on 42 of the Company’s vessels, together with other related collateral, and include a guarantee from Teekay for all amounts outstanding under the Revolvers.

On February 1, 2005, the Company repaid $45.0 million of the 8.32% First Preferred Ship Mortgage Notes (the “8.32% Notes”). On March 30, 2005, the Company effectively repaid the remaining $5.9 million outstanding by placing an amount on deposit with The Bank of New York (the Trustee) that satisfies the outstanding principal and accrued interest on the remaining two semi-annual repayment dates. As a result of these transactions, the 8.32% Notes are no longer collateralized by first preferred mortgages on any of the Company’s vessels and they are not guaranteed by any of the Company’s subsidiaries.

The 7.25% Premium Equity Participating Security Units due May 18, 2006 (the “Equity Units”) are unsecured and subordinated to all of the Company’s senior debt. The Equity Units are not guaranteed by any of the Company’s subsidiaries and effectively rank behind all existing and future secured debt of the Company and all existing and future debt of the Company’s subsidiaries. Each Equity Unit includes (a) a forward contract that requires the holder to purchase for $25 a specified fraction of a share of the Company’s Common Stock on February 16, 2006 and (b) a $25 principal amount, subordinated note due May 18, 2006. The forward contracts provide for contract adjustment payments of 1.25% annually and the notes bear interest at 6.0% annually. Upon settlement on February 16, 2006 of the $5.75 million forward contracts included in the Equity Units, the Company will issue between 6,534,300 and 7,982,150 shares of its Common Stock (depending on the average closing price of the Common Stock for the 20-trading day period ending on the third trading day prior to February 16, 2006).

The 8.875% Senior Notes due July 15, 2011 (the “8.875% Notes”) rank equally in right of payment with all of Teekay’s existing and future senior unsecured debt and senior to Teekay’s existing and future subordinated debt. The 8.875% Notes are not guaranteed by any of Teekay’s subsidiaries and effectively rank behind all existing and future secured debt of Teekay and other liabilities, secured and unsecured, of its subsidiaries.

The Company has several term loans outstanding, which, as at March 31, 2005, totaled $553.6 million (US Dollar denominated) and 323.3 million Euros ($419.1 million). As part of certain capital leases, the Company has two long-term time-charter contracts that are denominated in Euros, the funds from which will be used to repay the associated Euro denominated term loans. Interest payments on the U.S. Dollar denominated term loans are based on LIBOR plus a margin. Interest payments on the EURO denominated term loans are based on EURIBOR plus a margin. At March 31, 2005, the margins ranged between 0.50% and 1.50%. The term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay. Certain term loans of Teekay Spain totaling $765.9 million are not guaranteed by Teekay.

Pursuant to a long-term debt agreement, the amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of March 31, 2005, to $919.0 million. Certain loan agreements require that a minimum level of free cash be maintained. As at March 31, 2005, this amount was $100.0 million. Certain of the loan agreements also require that a minimum level of free liquidity and undrawn revolving credit lines (excluding undrawn revolving credit lines with less than six months to maturity) be maintained. As at March 31, 2005, this amount was $184.4 million.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

(Information as at March 31, 2005 and for the Three-Month Periods

Ended March 31, 2005 and 2004 is unaudited)

7.	Capital Leases and Restricted Cash

Capital Leases

Aframax and Suezmax Tankers. As at March 31, 2005, the Company was party to capital leases on one Aframax tanker and four Suezmax tankers. Under the terms of the lease arrangements, which include the Company’s contractual right to full operation of the vessels pursuant to bareboat charters, the Company is required to purchase these vessels at the end of their respective lease terms for a specified price. As at March 31, 2005, the weighted-average interest rate implicit in these capital leases was 7.8%. As at March 31, 2005, the remaining commitments under these capital leases, including the purchase obligations, approximated $276.4 million (including imputed interest of $55.1 million), repayable as follows:

Year	Commitment
2005	$ 18,798
2006	149,894
2007	8,051
2008	8,021
2009	7,968
Thereafter	83,687

LNG Carriers. As at March 31, 2005, the Company was a party to capital leases on two LNG carriers which are structured as “Spanish tax leases.” Under the terms of the Spanish tax leases, the Company will purchase these vessels at the end of their respective lease terms in 2006 and 2011, both of which purchase obligations have been fully funded with restricted cash deposits described below. As at March 31, 2005, the weighted-average interest rate implicit in the Spanish tax leases was 5.7%. As at March 31, 2005, the remaining commitments under these capital leases, including the purchase obligations, approximated 365.3 million Euros ($473.5 million), including imputed interest of 57.6 million Euros ($74.6 million), repayable as follows:

Year	Commitment
2005	77.1 million Euros ($99,947)
2006	123.2 million Euros ($159,717)
2007	23.3 million Euros ($30,145)
2008	24.4 million Euros ($31,652)
2009	25.6 million Euros ($33,235)
Thereafter	91.7 million Euros ($118,935)

Restricted Cash

Under the terms of the Spanish tax leases for the two LNG carriers, the Company is required to have on deposit with financial institutions an amount of cash that approximates the present value of the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods. This amount was 313.6 million Euros ($406.6 million) as at March 31, 2005 and 309.5 million Euros ($421.6 million) at December 31, 2004. These cash deposits are restricted to being used for capital lease payments and have been fully funded with term loans and a Spanish government grant. The interest rates earned on the deposits approximate the interest rates implicit in the Spanish tax leases. As at March 31, 2005, the weighted-average interest rate earned on the deposits was 5.3%.

The Company also maintains restricted cash deposits relating to certain term loans and other obligations. As at March 31, 2005 and December 31, 2004, these amounts were $23.7 million and $27.2 million, respectively.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

(Information as at March 31, 2005 and for the Three-Month Periods

Ended March 31, 2005 and 2004 is unaudited)

8.	Capital Stock

The authorized capital stock of Teekay at March 31, 2005 was 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock, with a par value of $0.001 per share. As at March 31, 2005, Teekay had 81,735,613 shares of Common Stock and no shares of Preferred Stock issued and outstanding. On May 17, 2004, Teekay effected a two-for-one stock split relating to its Common Stock. All earnings per share and share capital amounts disclosed in these financial statements give effect to this stock split retroactively.

In November 2004, Teekay announced that its Board of Directors had authorized the repurchase of up to 3,000,000 shares of its Common Stock in the open market. As at December 31, 2004, Teekay had repurchased 1,400,200 shares of Common Stock subsequent to such authorization at an average price of $43.73 per share. In January 2005, Teekay repurchased an additional 1,599,800 shares at an average price of $42.27, for a total of 3,000,000 shares repurchased at an average price of $42.95 per share.

As at March 31, 2005, the Company had reserved pursuant to its 1995 Stock Option Plan and 2003 Equity Incentive Plan (collectively referred to as the “Plans”) 6,337,413 shares of Common Stock for issuance upon exercise of options or equity awards granted or to be granted. As at March 31, 2005, the number of options available for issuance under the Plans was 1,378,086. As at March 31, 2005, options to purchase a total of 4,958,962 shares of Teekay’s Common Stock were outstanding, of which 3,106,208 options were then exercisable at prices ranging from $8.44 to $33.63 per share, with a weighted-average exercise price of $18.67 per share. All outstanding options have exercise prices ranging from $8.44 to $46.80 per share and a weighted-average exercise price of $24.03 per share. All outstanding options expire between July 19, 2005 and March 9, 2015, ten years after the date of each respective grant.

Under Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure,” disclosures of stock-based compensation arrangements with employees are required and companies are encouraged (but not required) to record compensation costs associated with employee stock option awards, based on estimated fair values at the grant dates. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 (“APB 25”) “Accounting for Stock Issued to Employees.” As the exercise price of the Company’s employee stock options equals the market price of underlying stock on the date of grant, no compensation expense has been recognized under APB 25. The following table illustrates the effect on net income and earnings per share had the Company applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Three Months Ended March 31,
	2005	2004
	$	$
Net income – as reported	279,046	189,009
Less: Total stock-based compensation expense	2,106	2,028
Net income – pro forma	276,940	186,981
Basic earnings per common share:
- As reported	3.41	2.32
- Pro forma	3.39	2.29
Diluted earnings per common share:
- As reported	3.19	2.18
- Pro forma	3.17	2.16

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

(Information as at March 31, 2005 and for the Three-Month Periods

Ended March 31, 2005 and 2004 is unaudited)

For the purpose of the above pro forma calculation, the fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 35% in 2005 and 2004, expected life of five years, dividend yield of 1.5% in 2005 and 2.0% in 2004, and risk-free interest rate of 4.1% in 2005 and 2.7% in 2004.

In March 2005, the Company awarded 689,897 restricted stock units as incentive based compensation. Each restricted stock unit is equal in value to one share of the Company’s common stock and reinvested dividends from the date of the grant to the vesting of the restricted stock unit. Based on the grant date share price of $46.80 per share, the restricted stock units had a notional value of $32.3 million on the date of the grant. The restricted stock units vest in three equal amounts on March 31, 2006, March 31, 2007 and November 30, 2007. Upon vesting, 55,014 of the restricted stock units will be paid to each grantee in the form of cash, and 634,883 of the restricted stock units will be paid to each grantee in the form of cash or shares of Teekay’s common stock, at the election of the grantee. Shares of Teekay's common stock issued as payment of the restricted stock units will be purchased in the open market by the Company.

9.	Commitments and Contingencies

a) Vessels Under Construction

As at March 31, 2005, the Company was committed to the construction of six Aframax tankers, one Suezmax tanker, three product tankers, and three LNG carriers scheduled for delivery between April 2005 and March 2008, at a total cost of approximately $953.3 million, excluding capitalized interest. As at March 31, 2005, payments made towards these commitments totaled $192.2 million, excluding $15.2 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for $744.8 million of the unpaid cost of these vessels. The Company intends to finance the remaining unpaid amount of $16.3 million through incremental debt or surplus cash balances, or a combination thereof. As at March 31, 2005, the remaining payments required to be made under these newbuilding contracts were: $313.5 million in 2005, $255.9 million in 2006, $141.0 million in 2007, and $50.7 million in 2008. Two of the Aframax tankers will be subject to 10-year time charters to Skaugen PetroTrans Inc., a joint venture of the Company, upon delivery in 2008. The three LNG carriers will be subject to 20-year time charters to Rasgas II, a joint venture between Qatar Petroleum and ExxonMobil Corporation.

b) Joint Ventures

Under the terms of a joint venture agreement with an entity controlled by the former controlling shareholder of Teekay Spain, Teekay will make capital contributions to the joint venture company of $50.0 million in share premium. If Teekay has not contributed the $50.0 million equity prior to April 30, 2007, it will be required to pay the other partner up to $25.0 million calculated by a pre-determined formula based on the occurrence of certain future events.

Teekay and certain subsidiaries of Teekay have guaranteed their share of the outstanding mortgage debt in four 50%-owned joint venture companies. As at March 31, 2005, Teekay and these subsidiaries had guaranteed $98.6 million, or 50% of the total $197.2 million, in outstanding mortgage debt of the joint venture companies. These joint venture companies own an aggregate of five shuttle tankers.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

(Information as at March 31, 2005 and for the Three-Month Periods

Ended March 31, 2005 and 2004 is unaudited)

c) Long-Term Incentive Program

In 2005, the Company adopted the Vision Incentive Plan (the “Plan”) to reward exceptional corporate performance and shareholder returns. This Plan will result in an award pool for senior management based on the following two measures: (a) economic profit from 2005 to 2010 (the “Economic Profit”); and (b) market value added from 2001 to 2010 (the “Market Value Added”). The Plan terminates on December 31, 2010. Under the Plan, the Economic Profit is the difference between the Company’s annual return on invested capital (“ROIC”) and its weighted-average cost of capital (“WACC”) multiplied by its average invested capital employed during the year and Market Value Added is the amount by which the average market value of the Company for the preceding 18 months exceeds the average book value of the Company for the same period.

From 2005 to 2010, annual Economic Profit contributions will notionally be made to the Plan award pool and may be positive or negative. A factor, which will range from a low of 0% to a maximum of 5%, will be applied to the Economic Profit to determine the amount of the Economic Profit contributions. The maximum factor of 5% is applied when the Company’s ROIC is greater than its WACC by 1.5% points or more. A factor of negative 3% is applied when the Company’s ROIC is less than its WACC by 0.5% points or more.

At the end of 2010, a Market Value Added contribution will be made to the Plan award pool if the following two threshold requirements are met: (a) shares of the Company’s common stock must have an average market value, for the preceding 18 months, that is at least 120% of its average book value for the same period and (b) the Company’s cumulative total shareholder return (“TSR”) for the period from 2001 to 2010 must be above the 25th percentile relative to the TSR of the S&P 500 (as calculated in accordance with U.S. securities regulations) during the same period. If both threshold requirements are met, a factor, which will range from a low of 1.5% to a maximum of 6.0%, will be applied to the Market Value Added to determine the amount of the Market Value Added contribution. This factor will be based on the Company’s TSR for the period from 2001 to 2010 in comparison to the TSR of the S&P 500. The minimum factor of 1.5% is applied when the Company’s TSR is at the 25th percentile and the maximum factor of 6.0% is applied when the Company’s TSR is equal to or greater than the 90th percentile. Individual awards relating to the Market Valued Added contribution are capped at ten times the individual’s annual base salary and target annual incentive award in 2010.

In 2008, if the Plan’s award pool has a cumulative positive balance based on the Economic Profit contributions for the preceding three years, then an interim distribution may be made to participants in an amount not greater than half of the award pool. In 2011, the balance of the Plan award pool will be distributed to the participants. Fifty percent of any distribution from the award pool, in 2008 and in 2011, must be paid in a form that is equity-based, with vesting on half of this percentage deferred for one year and vesting on the remaining half of this percentage deferred for two years.

The Economic Profit contributions added to the award pool each quarter are accrued when incurred. During the three months ended March 31, 2005, the Company accrued $4.4 million of Economic Profit contributions. The estimated Market Value Added contributions are accrued on a straight-line basis from the date of plan approval, which was March 9, 2005, until December 31, 2010. Any subsequent increases or decreases to the Market Value Added contribution are accrued on a straight-line basis until December 31, 2010. During the three months ended March 31, 2005, the Company accrued $0.8 million of Market Value Added contributions. The accruals for the Economic Profit contributions and the Market Value Added contributions are included in general and administrative expenses.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

(Information as at March 31, 2005 and for the Three-Month Periods

Ended March 31, 2005 and 2004 is unaudited)

d) Other

The Company has been awarded a contract by a consortium of major oil companies to construct and install on six of its shuttle tankers volatile compound emissions plants, which reduce emissions during cargo operations. These plants are leased to the consortium of major oil companies. The construction and installation of these plants are expected to be completed by the end of 2005 at a total cost of approximately $92.7 million. As at March 31, 2005, the Company had made payments towards these commitments of approximately $66.1 million. As at March 31, 2005, the remaining payments required to be made towards these commitments were $26.6 million in 2005.

The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces the exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

10.	Vessel Sales and Vessels Held for Sale

During the first quarter of 2005, the Company completed the sale of eight Aframax tankers built between 1989 and 1991, and one 1986-built shuttle tanker all of which were presented as held for sale at December 31, 2004. In addition, the Company sold one newbuilding Suezmax tanker concurrent to its delivery in March 2005. The results for the three months ended March 31, 2005 include gains from the sale of these vessels totaling $101.3 million.

In March 2005, the Company sold and leased back a 1991-built shuttle tanker that is now being accounted for as an operating lease. The sale generated a $2.1 million gain, which has been deferred and will be amortized over the 6.5 year term of the lease.

During the first quarter of 2005, the Company entered into agreements to sell three Aframax tankers built between 1988 and 1989 and one Suezmax tanker built in 1990. The Company expects to record a gain of approximately $25.0 million relating to their sale upon delivery in the second and third quarters of 2005. These vessels are presented on the March 31, 2005 balance sheet as vessels held for sale.

11.	Other – net
	Three Months Ended
	March 31, 2005 $	March 31, 2004 $
Income tax recovery (expense)	9,317	(2,149)
Gain on sale of marketable securities	-	873
Miscellaneous	563	1,030
	9,880	(246)

12.	Comprehensive Income
	Three Months Ended
	March 31, 2005 $	March 31, 2004 $
Net income	279,046	189,009
Other comprehensive income:
Unrealized gain on marketable securities	-	83,087
Reclassification adjustment for gain on marketable securities included in net income	-	(284)
Unrealized gain (loss) on derivative instruments	4,776	(8,116)
Reclassification adjustment for loss (gain) on derivative instruments	15,236	(1,219)
Comprehensive income	299,058	262,477

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

(Information as at March 31, 2005 and for the Three-Month Periods

Ended March 31, 2005 and 2004 is unaudited)

13.	Derivative Instruments and Hedging Activities

The Company uses derivatives only for hedging purposes. The following summarizes the Company's risk strategies with respect to market risk from foreign currency fluctuations, changes in interest rates, spot market rates for vessels, bunker fuel prices, and the effect of these strategies on the Company's financial statements.

The Company hedges portions of its forecasted expenditures denominated in foreign currencies with foreign exchange forward contracts and a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at March 31, 2005, the Company was committed to foreign exchange contracts for the forward purchase of approximately Norwegian Kroner 550.2 million and Canadian Dollars 32.6 million for U.S. Dollars at an average rate of Norwegian Kroner 6.89 per U.S. Dollar and Canadian Dollar 1.31 per U.S. Dollar, respectively. The foreign exchange forward contracts mature as follows: $79.4 million in 2005; and $25.5 million in 2006.

As at March 31, 2005, the Company was committed to the following interest rate swap agreements related to its LIBOR and EURIBOR based debt, whereby certain of the Company’s floating-rate debt was swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%)(1)
U.S. Dollar denominated interest rate swaps	LIBOR	700,000	3.4	4.2
U.S. Dollar denominated interest rate swaps (2)	LIBOR	934,000	9.0	5.4
U.S. Dollar denominated interest rate swaps (3) (6)	LIBOR	326,667	21.1	6.7
Euro denominated interest rate swaps (4) (5) (6)	EURIBOR	419,138	19.2	5.9

_____________________________________________________________________________

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of March 31, 2005 ranged from 0.5% to 1.5%.

(2)	Inception dates of swaps are 2006 ($678 million) and 2007 ($256 million).

(3)	Principal amounts reduce monthly to zero by the maturity dates of the swap agreements.

(4)	Principal amount reduces monthly to 70.1 million Euros ($90.9 million) by the maturity dates of the swap agreements.

(5)	Principal amount is the U.S. Dollar equivalent of 323.3 million Euros.

(6)	These interest rate swaps were unwound in April 2005. See Note 16b – Subsequent Events.

The Company hedges certain of its voyage revenues through the use of forward freight agreements. Forward freight agreements involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of the Company’s exposure to the spot charter market. As at March 31, 2005, the Company was committed to forward freight agreements totaling 3.5 million metric tonnes with a notional principal amount of $29.4 million. The forward freight agreements expire between April and December 2005.

The Company hedges a portion of its bunker fuel expenditures with bunker fuel swap contracts. As at March 31, 2005, the Company was committed to contracts totalling 15,900 metric tonnes with a weighted-average price of $159.27 per tonne. The fuel swap contracts expire between April and December 2005.

The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements, foreign exchange forward contracts, bunker fuel swap contracts, and forward freight agreements; however, the Company does not anticipate non-performance by any of the counter parties.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

(Information as at March 31, 2005 and for the Three-Month Periods

Ended March 31, 2005 and 2004 is unaudited)

During the three months ended March 31, 2005, the Company recognized a net loss of $0.1 million relating to the ineffective portion of its interest rate swap agreements and foreign currency forward contracts. The ineffective portion of these derivative instruments is presented as interest expense and other (loss) income, respectively.

As at March 31, 2005 and December 31, 2004, the Company’s accumulated other comprehensive loss consisted of unrealized losses on derivative instruments totaling $36.1 million and $56.1 million, respectively.

14.	Earnings Per Share
	Three Months Ended
	March 31, 2005 $	March 31, 2004 $
Net income available for common stockholders	279,046	189,009

Weighted-average number of common shares	81,712,320	81,620,792
Dilutive effect of employee stock options and restricted stock awards	2,385,705	2,863,754
Dilutive effect of Equity Units	3,369,116	2,037,618
Common stock and common stock equivalents	87,467,141	86,522,164

Earnings per common share:
- Basic	$3.41	$2.32
- Diluted	$3.19	$2.18

For the three months ended March 31, 2005, the anti-dilutive effect of 0.6 million shares attributable to outstanding stock options were excluded from the calculations of diluted earnings per share. All outstanding stock options and Equity Units were dilutive for the three months ended March 31, 2004.

15.	Recent Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 123(R) (“SFAS 123(R)”), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB 25. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an acceptable alternative.

SFAS 123(R) must be adopted for all fiscal years beginning after June 15, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on January 1, 2006.

SFAS 123(R) permits public companies to adopt its requirements using one of the following two methods:

a) A “modified prospective” method in which compensation cost is recognized beginning with the effective date based on (a) the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date; or

b) A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt SFAS 123(R) using the modified prospective method.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except share and per share data)

(Information as at March 31, 2005 and for the Three-Month Periods

Ended March 31, 2005 and 2004 is unaudited)

The adoption of SFAS 123(R)’s fair value method will have a significant impact on the Company’s results of operations, although it will not affect the Company’s overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 8 of these financial statements.

16.	Subsequent Events

a)

In April 2005, the Company announced that its Board of Directors has authorized a share repurchase program of up to $225 million. This repurchase program follows the 3,000,000 shares repurchased in late 2004 and early 2005 for a total of $128.9 million, representing an average cost of $42.95 per share.

b)

On May 10, 2005, the Company’s wholly-owned subsidiary Teekay LNG Partners L.P. (“Teekay LNG”) sold, as part of an initial public offering (the “Offering”), 6,900,000 of its common units at $22.00 per unit for proceeds of $137.9 million, net of an estimated $13.9 million of expenses associated with the offering. Subsequent to the Offering, the Company owns a 77.7% interest in Teekay LNG (including its 2% general partner interest).

Teekay LNG is a Marshall Islands limited partnership recently formed by the Company as part of its strategy to expand its operations in the LNG shipping sector. Teekay LNG will provide LNG and crude oil marine transportation service under long-term, fixed-rate contracts with major energy and utility companies through its fleet of four LNG carriers and five Suezmax class crude oil tankers, primarily consisting of vessels the Company obtained through its acquisition of Teekay Spain in April 2004. In addition, the Company has entered into an agreement with Teekay LNG to sell all of the Company’s interest in three LNG newbuildings and the related 20-year time charters upon the delivery of the first vessel, scheduled for the fourth quarter of 2006.

Immediately preceding the Offering, the Company entered into an omnibus agreement with Teekay LNG governing, among other things, when the Company and Teekay LNG may compete with each other and certain rights of first offering on LNG carriers and Suezmax tankers. Under this agreement, Teekay LNG has granted to the Company a 30-day right of first offer on any proposed (a) sale, transfer or other disposition of any of our Suezmax tankers or (b) re-chartering of any of our Suezmax tankers pursuant to a time-charter with a term of at least three years if the existing charter expires or is terminated early. Likewise, the Company has granted a similar right of first offer to Teekay LNG for any LNG carriers it might own.

Immediately preceding the Offering, the Company settled interest rate swaps associated with $769.3 million of debt relating to four LNG carriers. The cost to settle these interest rate swaps was $143.3 million. In addition, the Company entered into 322.8 million Euros ($418.4 million) of new interest rate swaps at an average fixed-rate of 3.8%, excluding the margins we pay on our variable-rate debt which range from 1.1% to 1.3%. These interest rate swap agreements swap certain of the Company’s debt with interest based on Euribor with fixed-rate obligations. The Company also repaid $337.3 million of term loans associated with two of the Company’s LNG carriers.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

March 31, 2005

PART I – FINANCIAL INFORMATION

ITEM 2 -	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Teekay is one of the world’s leading providers of international crude oil and petroleum product transportation services. We estimate that we transported more than 10 percent of the world’s seaborne oil in 2004. Through our acquisition of Teekay Shipping Spain S.L. (or Teekay Spain) (formerly Naviera F. Tapias S.A.), we have also expanded into the liquefied natural gas (or LNG) shipping sector. As at March 31, 2005, our fleet (excluding vessels managed for third parties) consisted of 145 vessels (including 13 newbuildings on order, 52 vessels time-chartered-in, four vessels held for sale and five vessels owned through joint ventures). Our conventional tankers provide for a total cargo-carrying capacity of approximately 17.2 million deadweight tonnes (or mdwt), and our LNG and liquid petroleum gas carriers have total cargo-carrying capacity of approximately 1.0 million cubic meters.

Our voyage revenues are derived from:

•	Voyage or “spot” charters, which are charters priced on a current, or “spot,” market rate;
•

Time charters and bareboat charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component, such as inflation adjustment or a current market rate component; and

•	Contracts of affreightment, where we carry an agreed quantity of cargo for a customer over a specified trade route within a given period of time.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter(1)	Time-Charter	Bareboat-Charter	Contract of Affreightment
Typical contract length	Single voyage	One year or more	One year or more	One year or more
Hire rate basis(2)	Varies	Daily	Daily	Typically daily
Voyage expenses (3)	We pay	Customer pays	Customer pays	We pay
Vessel operating expenses (3)	We pay	We pay	Customer pays	We pay
Off-hire(4)	Customer does not pay	Varies	Customer typically pays	Customer typically does not pay

_____________________________________________________________________________

(1)	Under a consecutive voyage charter, the customer pays for idle time.
(2)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.
(3)	Defined below under “Important Financial and Operational Terms and Concepts.”
(4)	“Off-hire” refers to the time a vessel is not available for service.

Segments

Our fleet is divided into three main segments: the spot tanker segment, the fixed-rate tanker segment and the fixed-rate LNG segment.

Spot Tanker Segment

Our spot tanker segment consists of conventional crude oil tankers and product carriers operating on the spot market or subject to time charters or contracts of affreightment priced on a spot-market basis or short-term fixed-rate contracts. We consider contracts that have an original term of less than three years in duration to be short-term. All of our very large crude carrier (or VLCC) fleet and substantially all of our conventional Aframax, large product and small product tanker fleets are among the vessels included in the spot tanker segment. Our spot market operations contribute to the volatility of our revenues, cash flow from operations and net income. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. During the three months ended March 31, 2005 we took delivery of one newbuilding Aframax tanker currently trading on the spot market and one newbuilding Suezmax tanker that was sold concurrently with its delivery. During the first quarter of 2005, we entered into agreements to sell three Aframax tankers built between 1988 and 1989 and one Suezmax tanker built in 1990. We expect to record a gain of approximately $25.0 million relating to their sale upon delivery in the second and third quarters of 2005. These vessels are presented on the March 31, 2005 balance sheet as vessels held for sale. As at March 31, 2005, we had four Aframax tankers on order in our spot tanker segment scheduled to be delivered between April 2005 and March 2007, and three large product tankers scheduled to be delivered between August 2005 and December 2006.

Fixed-Rate Tanker Segment

Our fixed-rate tanker segment includes our shuttle tanker operations, floating storage and offtake (or FSO) vessels, liquid petroleum gas carrier, and conventional crude oil, methanol and product tankers on long-term fixed-rate time-charter contracts or contracts of affreightment. Our shuttle tanker business is operated through our business unit Teekay Navion Shuttle Tankers, which includes the shuttle tanker operations of our subsidiaries Navion AS and Ugland Nordic Shipping AS. This business unit provides services to oil companies, primarily in the North Sea, under long-term fixed-rate contracts of affreightment or time-charter agreements. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to the offshore oil platforms, which generally reduces oil production. As at March 31, 2005, we had on order for our fixed-rate tanker segment two newbuilding conventional crude oil Aframax tankers and one newbuilding conventional crude oil Suezmax tanker. Upon delivery of the Aframax tankers, which are scheduled for January and March 2008, the vessels will commence 10-year long-term charters to our SPT joint venture. The Suezmax tanker will commence a 20-year time charter contract with Compania Espanola de Petroleos, S.A. (or CEPSA), a Spanish energy conglomerate, upon delivery scheduled for July 2005. In connection with the closing of its initial public offering, we have transferred to Teekay LNG Partners L.P. this Suezmax tanker along with four additional Suezmax tankers held by Teekay Spain in this segment. Please read “Initial Public Offering by Teekay LNG Partners L.P.” below.

Fixed-Rate LNG Segment

Our fixed-rate LNG segment consists of LNG carriers subject to long-term, fixed-rate time-charter contracts. The acquisition of Teekay Spain on April 30, 2004 established our entry into the LNG shipping sector. Our fixed-rate LNG segment includes four LNG carriers acquired as part of the Teekay Spain acquisition. Two of the LNG carriers have been included from the date of the Teekay Spain acquisition; the other two vessels delivered in July and December 2004, respectively. As at March 31, 2005, we had three newbuilding LNG carriers on order which will commence service under long-term contracts with Ras Lafan Liquefied Natural Gas Co. Limited II (or RasGas II), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum upon their deliveries, which are scheduled for the fourth quarter of 2006 and the first half of 2007. The vessels will be time-chartered to RasGas II for a period of 20 years with a charterer’s option to extend for periods up to an additional 15 years. These LNG charter contracts are subject, in certain circumstances, to termination and vessel purchase rights in favor of RasGas II. In connection with the closing of its initial public offering, we have transferred to Teekay LNG Partners L.P. all of our LNG carriers and have agreed to sell to Teekay LNG Partners all of our interest in the three RasGas II vessels upon delivery of the first such vessel in 2006.

Initial Public Offering by Teekay LNG Partners L.P.

On May 10, 2005, the Company’s wholly-owned subsidiary Teekay LNG Partners L.P. (or Teekay LNG Partners) sold, as part of an initial public offering (the “Offering”), 6,900,000 of its common units at $22.00 per unit for proceeds of $137.9 million, net of an estimated $13.9 million of expenses associated with the offering. Subsequent to the Offering, the Company owns a 77.7% interest in the partnership (including its 2% general partner interest). Please read Item 1 - Financial Statements: Note 16 – Subsequent Events.

Acquisition of Teekay Shipping Spain S.L.

On April 30, 2004, we acquired 100% of the issued and outstanding shares of Teekay Spain for $298.2 million in cash and the assumption of existing debt and then remaining newbuilding commitments. We believe the long-term, fixed-rate nature of Teekay Spain’s charter contracts will add stability to our cash flow and earnings throughout the tanker market cycle. Please read Item 1 - Financial Statements: Note 3 – Acquisition of Teekay Shipping Spain S.L.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Voyage revenues primarily include revenues from voyage charters, time charters and contracts of affreightment. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time charters, voyage charters and contracts of affreightment. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Forward Freight Agreements. We are exposed to market risk for vessels in our spot tanker segment from changes in spot market rates for vessels. In certain cases, we use forward freight agreements (or FFAs) to manage this risk. FFAs involve contracts to provide a fixed number of theoretical voyages at fixed-rates, thus hedging a portion of our exposure to the spot charter market. These agreements are recorded as assets or liabilities and measured at fair value. Changes in the fair value of the FFAs are recognized in other comprehensive income (loss) until the hedged item is recognized as voyage revenues in income. The ineffective portion of a change in fair value is immediately recognized into income through voyage expenses.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters and contracts of affreightment. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.

Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or GAAP).

Vessel Operating Expenses. Under all types of charters for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

Income from Vessel Operations. To assist us in evaluating our operations by segment, we analyze our income from vessel operations for each segment, which represents the income we receive from the segment after deducting operating expenses and depreciation and amortization, but prior to the deduction of interest expense, income taxes, foreign currency and other income and losses.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every two and a half to five years, depending upon the type of vessel and its age. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period, and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of the following three components:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

•

charges related to the amortization of the fair value of the time charters, contracts of affreightment and intellectual property where amounts have been attributed to those items on acquisitions of subsidiary companies. These amounts are amortized over the period over which the asset is expected to contribute to the future cash flows of the Company.

Time Charter Equivalent Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net voyage revenues level in terms of "time-charter equivalent" (or TCE) rates, which represent net voyage revenues divided by revenue days.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession for the periods presented less the total number of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

Calendar-ship-days. Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels operate during that period.

Restricted Cash Deposits. Under capital lease arrangements for two of our LNG carriers, we (a) borrow under term loans and deposit the proceeds into restricted cash accounts and (b) enter into capital leases, also referred to as “bareboat charters,” for the vessels. The restricted cash deposits, together with interest earned thereon, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments. We also maintain cash on deposit relating to certain term loans and other obligations. Please read Item 1 – Notes to the Consolidated Financial Statements: Note 7 – Capital Leases and Restricted Cash.

Tanker Market Overview

During the first quarter of 2005, tanker freight rates declined from the near record levels of the fourth quarter of 2004, yet remained at relatively firm levels when compared to historical averages as tanker market fundamentals remained favorable.

Global oil demand, an underlying driver of tanker demand averaged 84.2 million barrels per day (or mb/d) during the first quarter of 2005, an increase of 2.2% from the first quarter of 2004. Strong global economic growth led by China and the United States, combined with colder than normal weather conditions in the latter part of the quarter, were the main factors that helped increase oil demand. During the first quarter of 2005, the International Energy Agency raised its global oil demand forecast for 2005 to an average of 84.3 mb/d, an increase of 2.2% over 2004.

Global oil supply declined by 0.4 mb/d to an average of 83.8 mb/d in the first quarter of 2005 compared to the previous quarter but was 1.5 mb/d higher than for the same period last year. OPEC production declined by 0.4 mb/d from the previous quarter as key Middle East OPEC countries aimed for closer quota compliance while non-OPEC production remained at a level comparable to the fourth quarter of 2004.

At its March 16, 2005 meeting, OPEC members voted to immediately raise quota limits by 0.5 mb/d to 27.5 mb/d in response to prevailing high oil prices. Members also authorized the President of OPEC to announce a further increase of 0.5 mb/d before the next scheduled meeting in June 2005 if oil prices remain high.

The size of the world tanker fleet rose to 340.2 mdwt as of March 31, 2005, up 1.9% from December 31, 2004. Deletions in the first quarter of 2005 were 2.7 mdwt, down slightly from 2.8 mdwt in the previous quarter, while deliveries of tanker newbuildings during the first quarter totaled 8.6 mdwt, up from 6.0 mdwt in the previous quarter.

As of March 31, 2005, the world tanker orderbook stood at 87.1 mdwt, or 25.6% of the world tanker fleet, compared to 89.5 mdwt, or 26.8%, at the end of 2004.

Results of Operations

In accordance with GAAP, we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter contracts the customer usually pays the voyage expenses whereas under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net voyage revenues (i.e. voyage revenues less voyage expenses) and TCE rates of our three reportable segments where applicable. Please read Item 1 - Financial Statements: Note 2 – Segment Reporting.

The following tables compare our operating results by reportable segment for the three months ended March 31, 2005 and 2004, and compare our net voyage revenues (which is a non-GAAP financial measure) by reportable segment for the three months ended March 31, 2005 and 2004 to voyage revenues, the most directly comparable GAAP financial measure:

	Three Months Ended March 31, 2005 (Unaudited)				Three Months Ended March 31, 2004 (Unaudited)
	Spot Tanker Segment ($000’s)	Fixed-Rate Tanker Segment ($000’s)	Fixed-Rate LNG Segment ($000’s)	Total ($000’s)	Spot Tanker Segment ($000’s)	Fixed-Rate Tanker Segment ($000’s)	Fixed-Rate LNG Segment ($000’s)	Total ($000’s)

Voyage revenues	320,984	172,162	24,265	517,411	375,856	175,595	-	551,451
Voyage expenses	84,196	14,285	48	98,529	87,775	16,109	-	103,884
Net voyage revenues	236,788	157,877	24,217	418,882	288,081	159,486	-	447,567
Vessel operating expenses	17,807	32,290	4,343	54,440	23,453	25,459	-	48,912
Time charter hire expense	66,216	42,366	-	108,582	59,555	49,110	-	108,665
Depreciation and amortization	15,866	30,695	7,522	54,083	24,886	28,728	-	53,614
General and administrative(1)	18,325	12,433	2,940	33,698	13,018	14,607	-	27,625
Gain on sale of vessels	(96,969)	(4,884)	-	(101,853)	(603)	-	-	(603)
Restructuring charge	-	-	-	-	762	-	-	762
Income from vessel operations	215,543	44,977	9,412	269,932	167,010	41,582	-	208,592

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

The following tables outline the TCE rates earned by the vessels in our spot tanker segment for the three months ended March 31, 2005 and 2004:

	Three Months Ended March 31, 2005 (Unaudited)			Three Months Ended March 31, 2004 (Unaudited)
Vessel Type	Net Voyage Revenues ($000’s)	Revenue Days	TCE per Revenue Day ($)	Net Voyage Revenues ($000’s)	Revenue Days	TCE per Revenue Day ($)

Very Large Crude Carriers	8,356	90	92,844	19,400	270	71,852
Suezmax Tankers (1)	20,987	540	38,865	36,475	561	65,018
Aframax Tankers(1)	171,205	4,321	39,622	206,086	5,042	40,874
Oil/Bulk/Ore Carriers(2)	-	-	-	3,269	150	21,793
Large Product Tankers	20,666	647	31,941	10,854	395	27,478
Small Product Tankers	15,574	949	16,411	11,443	847	13,510
Totals	236,788	6,547	36,167	287,527	7,265	39,577

(1)

Results for the three months ended March 31, 2005 and 2004 for our Suezmax tankers include realized losses from FFAs of $2.1 million ($3,842 per revenue day) and $1.2 million ($2,137 per revenue day), respectively. Results for the three months ended March 31, 2005 and 2004 for our Aframax tankers include realized gains from FFAs of $0.3 million ($68 per revenue day) and realized losses from FFAs of $2.7 million ($526 per revenue day).

(2)

The oil/bulk/ore fleet’s net voyage revenues exclude $zero (three months ended March 31, 2005), and $0.6 million (three months ended March 31, 2004), of net voyage revenues earned by the minority pool participants in the Panamax oil/bulk/ore pool that we operated prior to our disposition of all of our oil/bulk/ore carriers and the termination of the pool in 2004.

Because we completed our acquisition of Teekay Spain on April 30, 2004, our 2004 financial results for our segments only reflect Teekay Spain’s results of operations commencing May 1, 2004.

Spot Tanker Segment

TCE rates for the vessels in our spot tanker segment primarily depend on oil production and consumption levels, the number of vessels scrapped, the number of newbuildings delivered and charterers' preference for modern tankers. As a result of our dependence on the tanker spot market, any fluctuations in TCE rates will impact our revenues and earnings. Our average TCE rate for the vessels in our spot tanker segment decreased 8.6% to $36,167 for the three months ended March 31, 2005, from $39,577 for the same period last year.

The following table provides a summary of the change in fleet size of our spot tanker segment by owned and chartered-in vessels:

	Three Months Ended March 31,
	2005 (Unaudited) (Calendar Days)	2004 (Unaudited) (Calendar Days)	Percentage Change (%)

Owned Vessels	3,213	4,161	(22.8)
Chartered-in Vessels	3,373	3,194	5.6
Total	6,586	7,355	(10.5)

The average fleet size of our spot tanker fleet (including vessels chartered-in) decreased 10.5% for the three months ended March 31, 2005, from the same period last year, primarily due to the sale of a number of older single-hull vessels during the 12 months ended March 31, 2005 as part of our fleet renew program, partially offset by newbuilding deliveries and additional chartered-in vessels. This has resulted in the reduction of the average age of the vessel in our spot tanker segment from 7.7 years at March 31, 2004 to 6.0 years at March 31, 2005.

Net voyage revenues for the spot tanker segment decreased 17.8% to $236.8 million, for the three months ended March 31, 2005, from $288.1 million for the same period last year, primarily due to the decrease in fleet size, and the decrease in average spot TCE rates for the segment to $36,167 for the first quarter of 2005 compared to $39,577 for the first quarter of 2004.

Vessel operating expenses decreased 24.1% to $17.8 million for the three months ended March 31, 2005, from $23.5 million in the same period last year. This decrease was mainly attributable to the sale of the older vessels in the last 12 months and lower repairs and maintenance activity, partially offset by the vessel operating expenses for newbuilding vessels delivered during the 12 months ended March 31, 2005. With the reduction in the average age of the vessels in our spot tanker segment, our repairs and maintenance expenses have decreased; however, this has been partially offset by higher insurance premiums on our vessels due to increased vessel values.

Time-charter hire expense increased 11.2% to $66.2 million for the three months ended March 31, 2005, from $59.6 million for the same period last year, due primarily to the increase in the average number of chartered-in Aframax and Product tankers.

Depreciation and amortization expense decreased 36.2% to $15.9 million, for the three months ended March 31, 2005, from $24.9 million for the same period last year, primarily due to the previously mentioned sales of older vessels, partially offset by five newbuildings delivered in the previous 12 months. Drydock amortization was $1.9 million for the three months ended March 31, 2005, compared to $4.3 million for the same period last year. The decreases in drydock amortization were primarily due to the previously mentioned dispositions of older vessels.

Gain on sale of vessels for the three months ended March 31, 2005 reflects gains of $97.0 million, which include $96.3 million of gains from the sale of eight older Aframax vessels and one Suezmax newbuilding, as well as $0.7 million of amortization of a deferred gain on the sale and leaseback of three Aframax tankers in December 2003. The gain on sale of vessels of $0.7 million for the three months ended March 31, 2004 also reflects the amortization of a deferred gain on the sale and leaseback of those three vessels.

We incurred restructuring charges of $0.8 million for the three months ended March 31, 2004 relating to the closure of our Oslo office. We had no restructuring charges in the three months ended March 31, 2005.

Fixed-Rate Tanker Segment

The following table provides a summary of the change in fleet size of our fixed-rate tanker segment by owned and chartered-in vessels:

	Three Months Ended March 31,
	2005 (Unaudited) (Calendar Days)	2004 (Unaudited) (Calendar Days)	Percentage Change (%)

Owned Vessels	3,757	3,351	12.1
Chartered-in Vessels	1,279	1,604	(20.3)
Total	5,036	4,955	1.6

The average fleet size of our fixed-rate tanker segment (including vessels chartered-in) increased 1.6% for the three months ended March 31, 2005 compared to the same period last year, primarily due to the addition of four Suezmax tankers from the acquisition of Teekay Spain, partially offset by the decrease in the number of chartered-in shuttle tankers. Favorable weather in the North Sea resulted in shorter voyages on average for our shuttle tankers servicing contracts of affreightment. Consequently, the number of shuttle tankers chartered-in on a short-term basis to service the contracts of affreightment decreased from 1,604 days in the three months ended March 31, 2004 to 1,279 days in the three months ended March 31, 2005.

Net voyage revenues decreased 1.0% to $157.9 million, for the three months ended March 31, 2005, from $159.5 million for the same period last year, due primarily to unscheduled temporary shutdowns of oil production on three oil fields in the North Sea, partially offset by the inclusion of Teekay Spain’s four Suezmax tankers on long-term time charters.

Vessel operating expenses increased 26.8% to $32.3 million for the three months ended March 31, 2005, from $25.5 million for the same period last year, due primarily to the increased number of owned vessels, including the four Suezmax tankers from the Teekay Spain acquisition, the commencement of operations upon delivery of the Pattani Spirit, a floating storage and offtake unit, under a long-term fixed-rate charter with Unocal, and higher repair and maintenance activity on our shuttle tanker fleet. The four Suezmax tankers from the Teekay Spain acquisition have higher average daily vessel operating expenses than our other vessels in this segment. This is the primary reason for the 26.8% increase in vessel operating expenses compared to the 12.1% increase in the number of calendar ship days.

Time-charter hire expense decreased 13.7% to $42.4 million for the three months ended March 31, 2005 compared to $49.1 million for the same period last year, primarily due to the decrease in the average number of vessels chartered-in. This decrease was primarily due to the previously mentioned decrease in the number of chartered in shuttle tankers.

Depreciation and amortization expense increased 6.8% to $30.7 million for the three months ended March 31, 2005, from $28.7 million for the same period last year, due primarily to increases in the owned vessels in our fixed-rate segment and drydocking amortization. Depreciation and amortization expense included amortization of contracts of affreightment and time charter contracts of $4.1 million for the three months ended March 31, 2005, compared to $4.6 million for the same period last year. Depreciation and amortization expense included amortization of drydocking costs of $2.2 million for the three months ended March 31, 2005, compared to $1.4 million for the same period last year. Depreciation and amortization expense increased 6.8% for the three months ended March 31, 2005, compared to a 12.1% increase in the number of calendar ship days. This difference is the result of the amortization of our contracts of affreightment which declines over time.

Gain on sale of vessels for the three months ended March 31, 2005 reflects a gain of $4.9 million on the sale of an older shuttle tanker. There were no vessel sales in the same period last year.

Fixed-Rate LNG Segment

The results of our fixed-rate LNG segment reflect the operations of our four LNG carriers acquired as part of our acquisition of Teekay Spain on April 30, 2004. The total number of calendar ship days of our LNG carriers during the three months ended March 31, 2005 was 360. We had no LNG shipping operations prior to the Teekay Spain acquisition.

Net voyage revenues totaled $24.2 million for the three months ended March 31, 2005, which represented approximately 5.8% of our consolidated net voyage revenues.

Vessel operating expenses totaled $4.3 million for the three months ended March 31, 2005.

Depreciation and amortization was $7.5 million for the three months ended March 31, 2005, which included $2.2 million of amortization of time-charter contracts acquired as part of the Teekay Spain acquisition.

Other Operating Results

General and administrative expenses increased 22.0% to $33.7 million for the three months ended March 31, 2005, from $27.6 million for the same period last year. The increase is attributed primarily to the adoption of a long-term incentive program for management during March 2005 ($5.2 million), our acquisition of Teekay Spain in April 2004 ($1.5 million). Other increases such as the appreciation of the Canadian Dollar against the U.S. Dollar were partially offset by a number of smaller factors.

Interest expense increased 74.8% to $37.7 million for the three months ended March 31, 2005, from $21.6 million for the same period last year, primarily due to interest on the additional debt we assumed in our acquisition of Teekay Spain.

Interest income increased to $8.2 million for the three months ended March 31, 2005, from $1.3 million for the same period last year, primarily due to interest earned on cash and restricted cash we acquired as part of our acquisition of Teekay Spain. Please read Item 1 – Notes to the Consolidated Financial Statements: Note 7 – Capital Leases and Restricted Cash.

Equity income from joint ventures increased to $2.8 million for the three months ended March 31, 2005, compared to $1.8 million in the same periods last year, primarily due to increased equity income from our Skaugen PetroTrans Inc. joint venture.

Other income for the three months ended March 31, 2005 was $35.8 million, and was primarily comprised of foreign exchange gains of $25.9 million, income tax recovery of $9.3 million and leasing income from our volatile organic compound emissions equipment, partially offset by minority interest expense. Other loss of $1.1 million for the three months ended March 31, 2004 was comprised primarily of income tax expense of $2.1 million, foreign exchange loss of $0.9 million and minority interest expense, partially offset by gain on sale of marketable securities and leasing income from our volatile organic compound emissions equipment.

As a result of the foregoing factors, net income was $279.0 million for the three months ended March 31, 2005, compared to $189.0 million for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Cash Needs

As at March 31, 2005, our total cash and cash equivalents was $554.3 million, compared to $427.0 million as at December 31, 2004. Our total liquidity, including cash and undrawn long-term borrowings, was $1,404.1 million as at March 31, 2005, up from $1,258.2 million as at December 31, 2004. The increase in liquidity was mainly the result of proceeds from the sale of vessels during the quarter ended March 31, 2005, as well as cash generated by our operating activities, partially offset by long-term debt repayments, cash used for capital expenditures, share repurchases and payment of dividends. In our opinion, working capital is sufficient for our present requirements.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Three Months Ended
	March 31, 2005 (Unaudited) ($000’s)	March 31, 2004 (Unaudited) ($000’s)

Net operating cash flow	173,745	205,192
Net financing cash flow	(320,089)	(59,285)
Net investing cash flow	273,622	(134,182)

Operating Cash Flows

The decrease in net operating cash flow mainly reflects the decrease in our fleet size and the reduction in average spot TCE rates, partially offset by our acquisition of Teekay Spain.

Financing Cash Flows

Scheduled debt repayments were $49.1 million during the three months ended March 31, 2005, compared to $52.3 million during the same period last year. Debt prepayments were $357.6 million during the three months ended March 31, 2005, compared to $428.2 million during the same period last year. Of our debt prepayments in the three months ended March 31, 2005, $93.7 million resulted from our fully repaying three term loans and one revolving credit facility. In addition, we used a total of $264.0 million of cash generated from operations and from proceeds of longer-term financings to prepay certain term loans, outstanding amounts under revolving credit facilities and the 8.32% Notes (by way of a deposit held at The Bank of New York). Occasionally we use our revolving credit facilities to temporarily finance capital expenditures until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the facilities. Please read Item 1 – Notes to Consolidated Financial Statements: Note 6 – Long-Term Debt.

As at March 31, 2005, our total debt was $1,837.9 million, compared to $2,108.0 million as at December 31, 2004. As at March 31, 2005, our Revolvers provided for borrowings of up to $1,219.8 million, of which $849.8 million was undrawn. The amount available under the Revolvers reduces by $73.9 million (2005), $121.1 million (2006), $122.4 million (2007), $412.7 million (2008), $39.4 million (2009) and $450.3 million (thereafter). All of the Revolvers are collateralized by first priority mortgages granted on 42 of the Company’s vessels, together with other related collateral, and include a guarantee from Teekay for all amounts outstanding under the Revolvers. Our 7.25% Premium Equity Participating Security Units (the Equity Units) are due May 18, 2006 and our unsecured 8.875% Senior Notes are due July 15, 2011. Our outstanding term loans reduce in monthly, quarterly or semi-annual payments with varying maturities through 2023. Please read Item 1 – Notes to Consolidated Financial Statements: Note 6 – Long-Term Debt.

Among other matters, our long-term debt agreements generally provide for maintenance of certain vessel market value-to-loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against new investments by individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that we can make, including dividends and purchases of our own capital stock, was limited to $919.0 million as at March 31, 2005. Certain of the loan agreements require that a minimum level of free cash be maintained. As at March 31, 2005, this amount was $100.0 million. Certain of the loan agreements also require that a minimum level of free liquidity and undrawn revolving credit lines (excluding undrawn revolving credit lines with less than six months to maturity) be maintained. As at March 31, 2005, this amount was $184.4 million.

Dividends declared during the three-months ended March 31, 2005 were $11.3 million, or $0.1375 cents per share.

During the first quarter of 2005, we repurchased 1.6 million shares for $67.6 million or $42.27 per share. This completed a 3 million share repurchase program that cost a total of $128.9 million or $42.95 per share. In April 2005, we announced that our Board of Directors authorized an additional share repurchase program of up to $225.0 million.

Investing Cash Flows

During the three months ended March 31, 2005, we incurred capital expenditures for vessels and equipment of $61.6 million. These capital expenditures primarily represented the installment payments on our Aframax and Suezmax tankers under construction.

During the first quarter of 2005, the Company completed the sale of eight Aframax tankers built between 1989 and 1991, two shuttle tankers built in 1986 and 1991, respectively. In addition, the Company sold one newbuilding Suezmax tanker concurrently upon its delivery in March 2005. These vessels were sold for total proceeds of $339.8 million.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2005.

In millions of U.S. Dollars (Unaudited)	2005	2006	2007	2008	2009	There- after	Total
Long-term debt	51.3	173.5	30.9	202.2	165.3	1,214.7	1,837.9
Chartered-in vessels (operating leases)	298.0	306.6	203.3	126.9	89.5	211.0	1,235.3
Commitment for chartered-in vessels (capital leases)	118.7	309.6	38.2	39.7	41.2	202.6	750.0
Newbuilding installments	313.5	255.9	141.0	50.7	-	-	761.1
Volatile organic compound emissions equipment	26.6	-	-	-	-	-	26.6
Total	808.1	1,045.6	413.4	419.5	296.0	1,628.3	4,610.9

As at March 31, 2005, we were committed to the construction of six Aframax tankers, one Suezmax tanker, three product tankers, and three LNG carriers. Please read Item 1 - Notes to the Consolidated Financial Statements: Note 9 – Commitments and Contingencies.

We are also committed to capital leases on one Aframax tanker, four Suezmax tankers and two LNG carriers. Each capital lease requires us to purchase the vessel at the end of its respective lease term. Please read Item 1 – Notes to the Consolidated Financial Statements: Note 7 – Capital Leases and Restricted Cash.

We and certain of our subsidiaries have guaranteed our share of the outstanding mortgage debt in four 50%-owned joint venture companies. Please read Item 1 – Notes to Consolidated Financial Statements: Note 9 – Commitments and Contingencies – Joint Ventures. We do not believe these off-balance sheet arrangements have, and we have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. We may choose to pursue such opportunities through internal growth, joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including internally-generated cash flow, existing credit facilities, additional debt borrowings, and the issuance of additional shares of capital stock or any combination thereof.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments, and opinions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read Note 1 to our consolidated financial statements for the year ended December 31, 2004, included in our Annual Report on Form 20-F filed with the SEC.

Revenue Recognition

We generate a majority of our revenues from spot voyages and voyages servicing contracts of affreightment. Within the shipping industry, the two methods used to account for voyage revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.

In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, whereas at the time of loading we are normally less certain what the next load port will be. We use this method of revenue recognition for all spot voyages and voyages servicing contracts of affreightment, with an exception for our shuttle tankers servicing contracts of affreightment with offshore oil fields. In this case a voyage commences with tendering of notice of readiness at a field, within the agreed lifting range, and ends with tendering of notice of readiness at a field for the next lifting. However we do not begin recognizing voyage revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that the vessel is off-hire.

Vessel Lives and Impairment

The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Aframax, Suezmax, VLCC and product tankers, and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels to 25 or 35 years, respectively. In the shipping industry, the use of a 25-year vessel life for Aframax, Suezmax, VLCC and product tankers has become the prevailing standard. In addition, the use of a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life potentially resulting in an impairment loss. We have reduced the estimated useful lives from 25 years to an average of approximately 21 years for our two remaining vessels affected by regulatory changes announced in 2003 by the International Maritime Organization. We are not aware of any other regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of secondhand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value.

Drydocking

Generally, we drydock each vessel every two and a half to five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of their five-year drydocking period. We capitalize a substantial portion of the costs we incur during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking.

Goodwill and Intangible Assets

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charter contracts, contracts of affreightment and intellectual property are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of the purchase price to intangible assets and goodwill has a significant impact on our future operating results. The allocation of the purchase price of the acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows.

Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended March 31, 2005 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding: our future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; future capital expenditures; delivery dates of and financing for newbuildings, and the commencement of service of newbuildings under long-term contracts; the impact of the Teekay Spain acquisition to us and our strategic position; Teekay’s share repurchase plan; and the proceeds and gain in the second and third quarters of 2005 relating to the sale of certain of our vessels. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil, petroleum products and LNG, either generally or in particular regions; the cyclical nature of the tanker industry and our dependence on oil and LNG markets; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns significantly impacting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in typical seasonal variations in tanker charter rates; changes in the offshore production of oil; competitive factors in the markets in which we operate; our potential inability to integrate effectively the operations of Teekay Spain or any other future acquisitions; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; shipyard production delays; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Annual Report on Form 20-F for the year ended December 31, 2004, filed with the SEC. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

MARCH 31, 2005

PART I – FINANCIAL INFORMATION

ITEM 3 -	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from foreign currency fluctuations, changes in interest rates, bunker fuel prices and spot market rates for vessels. We use foreign currency forward contracts, interest rate swaps, bunker fuel swap contracts and forward freight agreements to manage currency, interest rate, bunker fuel price risks and spot market rates but do not use these financial instruments for trading or speculative purposes. Please read Item 1 - Notes to Consolidated Financial Statements: Note 13 - Derivative Instruments and Hedging Activities.

The following table sets forth further information on the magnitude of these foreign exchange forward contracts, interest rate swap agreements, bunker fuel swap contracts, and forward freight agreements:

	Contract	Carrying Amount		Fair
(in USD 000’s)	Amount	Asset	Liability	Value
March 31, 2005
Foreign Currency Forward Contracts	$ 104,832	$ 9,607	$	$ 9,607
Interest Rate Swap Agreements	2,379,805		133,971	(133,971)
Bunker Fuel Swap Contracts	2,532	803		803
Forward Freight Agreements	29,400	1,826		1,826
Debt (including capital lease obligations)	2,458,052		2,458,052	(2,497,592)

December 31, 2004
Foreign Currency Forward Contracts	$ 104,197	$ 16,635	$	$ 16,635
Interest Rate Swap Agreements	2,304,860		158,482	(158,482)
Bunker Fuel Swap Contracts	3,582	98		98
Forward Freight Agreements	39,967		3,276	(3,276)
Debt (including capital lease obligations)	2,744,545		2,744,545	(2,801,553)

The table below provides information about our financial instruments as at March 31, 2005, which are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
(in USD 000’s)	2005	2006	2007	2008	2009	There-after	Rate (8)

Long-Term Debt:
Fixed-Rate Debt	-	143,750	-	-	-	351,471	8.04%
Average Interest Rate	-	6.00%	-	-	-	8.875%

Variable Rate Debt
U.S. Dollar Denominated (1)	45,053	20,823	21,406	192,000	154,277	489,996	3.81%
Euro Denominated (2) (3)	6,270	8,892	9,539	10,234	10,980	373,197	3.30%

Capital Lease Obligations (4)
Fixed-Rate Obligations	6,022	135,313	3,355	3,537	3,709	69,274	7.81%
Average Interest Rate (5)	7.80%	8.86%	6.13%	6.20%	6.25%	6.01%

Interest Rate Swaps: (6)
Contract Amount (7)	-	500,000	-	-	200,000	934,000	4.37%
Average Fixed Pay Rate (1)	-	2.79%	-	-	4.24%	5.24%
Contract Amount	4,867	7,023	7,606	8,200	140,477	158,494	6.68%
Average Fixed Pay Rate (1)	6.76%	6.76%	6.76%	6.76%	6.96%	6.41%
Contract Amount (Euro denominated) (3)	6,296	8,892	9,539	10,234	10,980	373,197	5.89%
Average Fixed Pay Rate (2)	5.90%	5.90%	5.90%	5.90%	5.90%	5.89%

(1)	Interest payments for U.S. Dollar denominated debt and interest rate swaps are based on LIBOR.

(2)	Interest payments on Euro denominated debt and interest rate swaps are based on EURIBOR.

(3)	Euro denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of March 31, 2005.

(4)

Excludes capital lease obligations of $473.5 million on two of our LNG carriers. Under the terms of these lease obligations, we are required to have on deposit with financial institutions an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligations, including purchase obligations. Consequently, we are not subject to interest rate risk from these obligations.

(5)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(6)	The average variable receive rate for out interest rate swaps is set monthly at 1-month LIBOR or EURIBOR or semi-annually at the 6-month LIBOR or EURIBOR.

(7)

The inception date of the interest rate swaps maturing in 2009 is 2006. The inception dates of the interest rate swaps maturing after 2009 are 2005 ($200.0 million), (2006 ($478.0 million) and 2007 ($256.0 million).

(8)

Rate refers to the weighted-average effective interest rate for our debt, including the margin we pay on our floating-rate debt, as at March 31, 2005 and average fixed pay rate four our swap agreements, as applicable. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of March 31, 2005 ranged from 0.5% to 1.5%.

For a more comprehensive discussion related to the general characteristics of Quantitative and Qualitative Disclosures about Market Risk, please refer to Item 11 - Quantitative and Qualitative Disclosures about Market Risk contained in our Annual Report on Form 20-F for the year ended December 31, 2004.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

March 31, 2005

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 2 – Changes in Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Submission of Matters to a Vote of Security Holders

None

Item 5 – Other Information

None

Item 6 – Exhibits

None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY SHIPPING CORPORATION

Date:	May 18, 2005	By: /s/ Peter Evensen
Peter Evensen
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-42434) pertaining to the Amended 1995 Stock Option Plan of Teekay Shipping Corporation (“Teekay”), in the Registration Statement (Form S-8 No. 333-119564) pertaining to the 2003 Equity Incentive Plan and the Amended 1995 Stock Option Plan of Teekay, in the Registration Statement (Form F-3 No. 333-102594) and related Prospectus of Teekay for the registration of up to $500,000,000 of its common stock, preferred stock, warrants, stock purchase contracts, stock purchase units or debt securities and in the Registration Statement (Form F-3 No. 33-97746) and related Prospectus of Teekay for the registration of 2,000,000 shares of Teekay common stock under its Dividend Reinvestment Plan of our report dated April 22, 2005, relating to the unaudited consolidated interim financial statements of Teekay and its subsidiaries that is included in its interim report (Form 6-K) for the three months ended March 31, 2005.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statements prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada,	/s/ Ernst & Young LLP
April 22, 2005	Chartered Accountants